October 31, 2024

Wing Fung Alfred Siu
Chief Executive Officer
NewGenIvf Group Ltd
1/F, Pier 2, Central
Hong Kong, 999077

       Re: NewGenIvf Group Ltd
           Amendment No. 3 to Registration Statement on Form F-1
           Filed October 25, 2024
           File No. 333-281964
Dear Wing Fung Alfred Siu:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 24, 2024 letter.

Amendment No. 3 to Registration Statement on Form F-1
Cover Page

1. We note your revised disclosure in response to prior comment 1 and reissue it in part. Please revise your cover page to disclose the date that your common stock may be delisted by Nasdaq for failing to comply with the minimum market value of listed securities and minimum market value of publicly held shares set forth in Nasdaq
       Listing Rules 5450(b)(2)(A) and 5450(b)(2)(C), respectively.
 October 31, 2024
Page 2
Exhibits

2. We note your response to prior comment 3 and reissue it. We note the consent of OneStop Assurance PAC filed as Exhibit 23.2 "consent[s] to the incorporation" of their report dated August 16, 2024, that was filed with the Commission on August 20,
       2024. We note that their reference to the report filed with the Commission on August
       20, 2024 relates to your Annual Report on Form 20-F. Please revise this consent so that OneStop consents to inclusion of its report rather than incorporating by reference to the 20-F filed on August 20, 2024.

      Please contact Robert Augustin at 202-551-8483 or Margaret Sawicki at 202-551-
7153 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   Darrin Ocasio